Form G-FIN


05043687


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

FR G-FIN
OMB No. 7100-0224
Approval expires July, 1990

OFFICIAL USE
11-383

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. o Comptroller of the Currency
   B. o Board of Governors of the Federal Reserve System
   C. ▮ Federal Deposit Insurance Corporation
   D. o Federal Home Loan Bank Board
   E. o Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. o Government Securities Broker
   B. o Government Securities Dealer
   C. ▮ Government Securities Broker and Dealer
   D. o Notice
   E. ▮ Amendment

3. A. Full name of the Financial Institution:

   Bank of the West

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

   B. Address of principal office of Financial Institution:

   180 Montgomery Street, San Francisco, CA 94104

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different than item (B)):

   1450 Treat Boulevard, Walnut Creek, CA 94596

   D. Mailing address if different from (B) or (C):

   Same as (c) above.

   E. Name, title and telephone number of contact person with respect to this notice:

Richard W. Aubrey	Treasurer	(925) 942-8475
Name	Title	Telephone

4. Does Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 3 above? A. v Yes B. o No

(If yes, provide addresses and describe activities.)

Trust and Financial Services Division	Capital Markets Dept.	Secondary Marketing
50 West San Fernando Street	601 S. Figueroa St.	10181Truckee-Tahoe Airport Rd
San Jose, CA 95113	Los Angeles, CA 90017	Truckee, CA 96160
- Safekeeping -	- Capital Markets -	-Secondary Marketing-

Disaster Location - 1977 Saturn Street, Monterey Park, CA 91754
Disaster Location - One Front St. 23rd Floor, S.F., CA 94111

CH 10/17/05

5. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Aubrey	Richard	W.	Treasurer
Moffat	Christopher	A.	FX Manager, Treasury Operations
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Fowler	Douglas	E.	Investment Officer
Oh	Noeline	T.	Treasury Operations Supervisor
Nicolau	Miguel	A.	Treasury Operations Manager
Guastamachio	Peter	A.	Assistant Portfolio Manager
Resch	Martin	H.	SVP & Director of Capital Markets
Hattabough	David	J.	Assistant Funding Officer
John	Craig	B.	VP Assistant Treasurer
Nelson	**H.**	**Scott**	**Capital Mkts Invest. Sales Officer**
Hewson	**Mark**	**S.**	**Capital Mkts Forex. Sales Officer, Sr**
Gee	**Richard**	**H.**	**Capital Mkts Financial Analyst**

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to this Item 5.

6. Has any "associated person" (see definition in paragraph A.7 of the Instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ■ Yes B. o No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 15 C.F.R. 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

7. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

Richard	W.	Aubrey	Treasurer
First	Middle	Last	Title

[signature]
Manual Signature

April 21, 2005
Date